Elizabeth Gioia
Counsel
Law Department
Direct Dial:	(860) 323-2120
Fax:	(855) 722-9055

July 2, 2012

Deborah D. Skeens

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

Division of Investment Management

Washington, D.C.  20549

Re:	Hartford Life Insurance Co Separate Account Seven
File Nos., 333-176149; 811-04972

Dear Ms. Skeens:

Presented below please find specific responses to each of your comments and questions from June 29, 2012:

1. Examples (p. 11)

Comment:  In the example table, please reflect a CDSC in Year 5, as though the Liquidity Feature had not been elected.

RESPONSE:  Agreed.

2. Appendix E

Please clarify which optional riders can be elected with the Personal Pension Account.

RESPONSE:  Agreed.

Sincerely,

/s/ Elizabeth L. Gioia

Elizabeth L. Gioia